Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 17 DATED AUGUST 1, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	update the status of our Second Follow-on Offering (as defined below);
●	amend the Offering Circular to provide additional detail regarding the Company’s existing investment objectives and strategy—specifically, its preferred equity and joint venture equity investments in industrial assets;
●	update information regarding our distributions; and
●	update the description of our common shares.

Status of Our Second Follow-on Offering

On May 13, 2022, we commenced our second follow-on offering of up to $67,475,141 of our common shares (comprised of $62,117,384 of shares in our primary offering and $5,357,757 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering”). As of June 30, 2025, we had raised total aggregate gross offering proceeds of approximately $147,312,000 and had issued approximately 14,479,000 of our common shares in the offering, which have been purchased by approximately 7,700 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Investment Objectives and Strategy Supplement

As described in the Offering Circular, the Company seeks to maintain a portfolio of investments that generate a low-volatility income stream of attractive and consistent cash distributions. The Company’s portfolio is diversified by security type, property type, and geographic location, and the Company targets all major commercial property types, including apartment buildings, office buildings, retail centers, self-storage facilities, mobile home communities and industrial facilities. Set forth below is additional detail regarding the Company’s preferred equity and joint venture equity investments in industrial assets. All page references correspond to the Offering Circular as originally qualified.

The section of the Offering Circular entitled “INVESTMENT OBJECTIVES AND STRATEGY—Investment Strategy” on page 86 is amended to clarify that, following the date of this supplement, the Company intends to use proceeds of the Second Follow-on Offering to invest in preferred equity and joint venture equity investments in industrial assets. Additionally, the disclosure is amended to reflect that the Company will invest in equity or preferred equity interests in companies whose primary business is to own and operate one or more specified industrial assets.

More specifically, the disclosure is amended to reflect that we intend to target industrial assets in core, business-friendly markets where we can secure assets with strong credit tenants and extended weighted average lease terms. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near-term. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

Characteristics of industrial assets that we intend to target include, but are not limited to:

1)	Proximity to major transportation infrastructure, such as highways, rails and ports, thereby minimizing cost per mile, a critical logistics expense;
2)	Modern, functional design that meets tenant needs, such as dock-high loading, adequate clear heights, large, blank-canvas spaces, ample power capacity and energy efficiency;
3)	Significant capital improvement by the tenant, particularly for the build-out of modern systems, which create meaningful tenant stickiness and reduce obsolescence risk of the asset; and
4)	Tenants that include, but are not limited to, third party logistics (“3PL”) users, government contractors and construction material manufacturers.

We believe these factors are not only compelling from an acquisition perspective, but they also offer downside protection. In the event there is a vacancy at an industrial asset, we believe a facility with some or all of these characteristics is transferable and usable by a wide variety of users. We believe this disciplined approach will allow us to acquire high-quality industrial assets at favorable basis levels.

We view the current environment as an accretive buying opportunity side due to positive supply and demand dynamics, macroeconomic factors, and recent inflation. E-commerce and 3PL demand remain elevated according to CBRE, with leasing activity stabilizing above 800 million square feet annually and 3PL users accounting for roughly 35% of industrial leases in 2025. Further, new supply has contracted sharply and, in the quarter ended June 30, 2025, net absorption of 29.6 million square feet outpaced completions according to Cushman & Wakefield, which we believe will lead to increased rental rates.

We believe tariff policy should also be considered with relation to new industrial demand for US-based manufacturing as tariffs may increase construction costs for new developments, which could lead to potential supply constraints and increases on market rents. Potential tariff-driven cost increases and inland port volume declines may delay coastal development, redirecting demand to secondary markets, which may lead to a new set of core, industrial markets. As a final point, we believe the current buying environment for industrial assets is not emblematic of terminal or intrinsic value of the asset class. Capital market volatility has pressed on industrial asset valuations, and we believe interest and capitalization rates in the intermediate-term will be meaningfully lower, thus substantiating investment today.

The disclosure accompanying “Targeted Investments” on page 87 is supplemented to reflect that the Company will seek to acquire and maintain in its portfolio industrial assets with the objective of generating stable rental income and maximizing the opportunity for future capital appreciation.

In addition to the foregoing, all other references in the Offering Circular to “investment strategy,” “investment objectives,” “investment opportunities,” or similar words or phrases, including discussion concerning the Company’s or the Manager’s investment intentions, as well as any information contained in the Offering Circular inconsistent with the information set forth in this supplement, are deemed supplemented to reflect the information set forth herein. Such information not referenced above includes disclosures which can be found on the cover page, as well as, without limitation, on pages 2, 8, 12, 13, 22-23, 24, 25, 26, 38, 40, 44, 67, 70, 82, 87, 94, 95 . of the Offering Circular.

Distributions

On June 25, 2025, our board of managers authorized a daily cash distribution of $0.0013101370 per share (the “Distribution”) of our common shares payable to shareholders of record as of the close of business on each day in the period commencing on July 1, 2025 and ending on July 31, 2025 (the “Distribution Period”). The board of managers expects the Distribution will be paid on or about August 15, 2025.

The Distribution equates to approximately 6.0% of our net asset value (“NAV”) on an annualized basis, assuming a $7.97 per share NAV, calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares—Distributions”:

As of July 30, 2025, cumulative since inception, we have paid 105 consecutive monthly distributions to shareholders totaling over $43,400,000, of which approximately $20,700,000 was paid in cash and $22,700,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.